AMENDMENT
                                       to
                            STOCK PURCHASE AGREEMENT


           THIS AMENDMENT (this "Amendment"), dated as of February 28, 2000, by and among Johnson Outdoors Inc. (f/k/a Johnson Worldwide Associates, Inc.), a Wisconsin corporation ("JWA"), and Berkley Inc., an Iowa corporation ("Buyer").

                                               W I T N E S S E T H:

           WHEREAS, JWA and Buyer have entered into that certain Stock Purchase Agreement, dated as of January 12, 2000 (the "Stock Agreement").

           WHEREAS, in furtherance of the transactions contemplated therein, JWA and Buyer desire to modify and amend the Stock Agreement in accordance with the terms set forth herein.

           WHEREAS, Section 12.5 of the Stock Agreement provides that the Stock Agreement may be amended by the written agreement of JWA and Buyer.

           NOW THEREFORE, in consideration of the foregoing and the respective covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

           1. All references in the introductory paragraph of Article 9 to "February 4, 2000" shall be deleted and replaced with the following language:
"the second business day after satisfaction of the condition set forth in both Sections 6.4 and 7.4 (expiration of the HSR Act waiting period)".

           2. Section 10.1(b) of the Stock Agreement shall be deleted in its entirety and the following shall be substituted therefor:

                      10.1.(b) By Either Party by Written Notice. This Agreement may be terminated without further liability of any party at any time prior to the Closing by either JWA or Buyer by written notice to the other party, if any of the conditions set forth in Section 6 (other than Section 6.6), in the case of written notice by Buyer, or Section 7, in the case of written notice by JWA, shall not have been fulfilled by 5:00 p.m. on March 31, 2000, unless such failure shall be due to the failure of the party giving such notice to have performed or complied with any of the covenants, agreements or conditions hereto to be performed or complied by it prior to Closing.

           3. From and after the date of this Amendment, the references in the Stock Agreement to "this Agreement," "hereof," "hereunder" or words of like import, and all references to the Stock Agreement in any and all agreements, instruments, documents, certificates and other writings of every kind and nature, shall be deemed to mean the Stock Agreement as modified and amended by this Amendment.

           4. Defined terms used and not defined in this Amendment shall have the same meanings assigned to them in the Stock Agreement.

           5. Except as expressly modified and amended pursuant to this Amendment, all of the terms, conditions and provisions of the Stock Agreement shall remain in full force and effect.

           6. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

           IN WITNESS WHEREOF, the parties have executed this Amendment as of the date and year first above written.

BERKLEY INC.                                JOHNSON OUTDOORS INC.
("Buyer")                                   (f/k/a Johnson Worldwide Associates,
                                              Inc.) ("JWA")



By: /s/  J. Patrick McIntyre                By: /s/  Carl G. Schmidt
   ---------------------------------           ---------------------------------
    Chief Operating Officer                     Senior Vice President and CFO